FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

  (Registrant)

Date May 31, 2006

“Barbara O’Neill”

 Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE: May 31, 2006

NEWS RELEASE NR 06-10

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Tyler Announces Retention of Associated Mining Consultants for Preliminary Resource Estimate

Tyler Resources Inc. is pleased to announce that it has retained Associated Mining Consultants Ltd. (AMCL) to direct its Preliminary Resource Estimate for the Main Zone Bahuerachi porphyry-skarn complex where a 35,000 meter drilling program is currently underway.  AMCL were the authors of the initial Bahuerachi Property Independent Report dated November 2003 and posted on Tyler’s website.

Digital elevation models as well as the current drilling database for the Bahuerachi project have been delivered to AMCL in order to begin work immediately.  AMCL currently estimates that the Resource Estimate Study can be expected to take between 10 to 14 weeks to complete. As the drilling program continues in the field, additional drilling information will be integrated as part of the study until approximately mid-July.

The resource estimate will integrate both analytical (assay) and geological data generated from all surface work and drilling information to date from the Main Zone in order to create a 3 dimensional wireframe and solid subsurface block model. Estimates of the amount of potentially recoverable metals (copper, gold, silver, molybdenum and zinc) contained within the oxide blanket, the mineralized skarns and mineralized porphyry will be computed from this 3D model.  The modeling software selected for this exercise is a dynamic platform which will allow additional data to be added through to the end of the drilling program as it progresses, as well as be used in subsequent scoping studies through the use of mine modeling modules.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The company is well financed and is in the early part of a 35,000 meter combined diamond and reverse circulation drilling program currently scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

 “Jean Pierre Jutras”

Jean Pierre Jutras, President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”,“projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.